05037718

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 49056

PROCESSING
SEC MAIL RECEIVED FEB 25 2005 SECTION 183
WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
IBC INVESTMENTS Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3501 N.W. 63RD STREET, SUITE 309
(No. and Street)

OKLAHOMA CITY (City) OK (State) 73116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LYNN JUNKIN (405) 841-2909
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LISLE COMPTON COLE & ALMEN LLP
(Name — *if individual, state last, first, middle name*)

3601 NW EXPRESSWAY, STE 200W (Address) OKLAHOMA CITY (City) OK (State) 73112 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LYNN A. JUNKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IBC INVESTMENTS, as of DECEMBER 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

RUTH MADDEN
Oklahoma County
Notary Public in and for
State of Oklahoma
00008992
My Commission Expires June 03, 2008

NOTARY SEAL PUBLIC

Ruth Madden
Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lisle Compton
Certified Public Accountants & Business Advisors

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

The Board of Directors and Stockholder
IBC Investments Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of IBC Investments Corporation (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-18;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 31, 2005

IBC Investments Corporation

Statements of Financial Condition
December 31, 2004 and 2003

(With Independent Auditors' Report Thereon)

Lisle Compton
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
IBC Investments Corporation:

We have audited the accompanying statement of financial condition of IBC Investments Corporation (the Company) (a wholly owned subsidiary of IBC Bank) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The accompanying statement of financial condition of IBC Investments Corporation as of December 31, 2003 was audited by other auditors whose report thereon dated January 30, 2004 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 statement of financial condition referred to above present fairly, in all material respects, the financial position of IBC Investments Corporation as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Lisle Compton Cole & Almen LLP

January 31, 2005

Lisle Compton Cole & Almen LLP
2601 NW Expressway | Suite 200 W | Oklahoma City OK 73112 | Tel 405.842.7977 | Fax 405.842.7984 www.okccpa.com

IBC INVESTMENTS CORPORATION
(FORMERLY LOCAL SECURITIES CORPORATION)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

		2004	2003
Assets:			
Cash and cash equivalents	$	2,099,763	1,577,608
Variable annuity		531,146	515,660
Commissions receivable		100,099	123,252
Investment in limited partnership		128,908	135,565
Investment in limited liability company		58,740	80,000
Investment in joint venture		10,940	4,480
Deposits with clearing organization		100,000	100,000
Equipment, net		85,070	120,138
Other assets		3,976	3,572
Total assets	$	3,118,642	2,660,275
Liabilities:			
Accounts payable		—	11,366
Accrued expenses		61,693	113,921
Commissions payable		35,180	74,990
Payable to affiliates		4,378	6,038
Total liabilities		101,251	206,315
Stockholder's equity:			
Common stock, par value $1 per share; 1,300,000 shares authorized; 1,000 shares issued and outstanding		1,000	1,000
Additional paid-in-capital		2,773,136	413,288
Retained earnings		243,255	2,039,672
Total stockholder's equity		3,017,391	2,453,960
Commitments and contingent liabilities (note 8)			
Total liabilities and stockholder's equity	$	3,118,642	2,660,275

The accompanying notes are an integral part of these financial statements.

1 BUSINESS

IBC Investments Corporation (the Company) is a wholly owned subsidiary of IBC Bank. International Bancshares Corporation (IBC) is the bank holding company that owns all of the outstanding common stock of IBC Bank. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 using Pershing, a BNY Securities Group Co., (on a fully disclosed basis), as a facilitator to perform certain execution and clearing functions.

On June 18, 2004, Local Financial Corporation, the parent of Local Securities Corporation (Local Securities), was acquired by IBC. As part of the acquisition, IBC Bank acquired 100% of the outstanding common stock of Local Securities and continued the operations of the Company under the name IBC Investments Corporation. The accompanying statement of operations includes the results of operations of Local Securities and the Company for the year ended December 31, 2004. The aggregate purchase price, which approximated fair value, was $2.8 million.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

At December 31, 2004 and 2003, cash and cash equivalents of $1,950,061 and $1,459,820, respectively, are invested in money market accounts. All highly liquid debt instruments purchased with a maturity of three months or less are considered cash equivalents.

Variable Annuity

The investment in variable annuity guarantees a rate of 3% with all funds placed in a fixed account and may be surrendered at any time, with full principal being guaranteed by New York Life Insurance Company and Annuity Corporation.

Investment in Limited Partnership

The Company's cost basis in the investment in limited partnership was $230,418 and $263,255 at December 31, 2004 and 2003, respectively. The investment in limited partnership is carried at fair value as determined annually by the general partners under the supervision of the partnership's advisory board. Unrealized gains and losses are recorded in the statements of operations as trading gains and losses. The Company owned an 18.4% limited partner interest in the limited partnership at December 31, 2004 and 2003. The Company is not the primary beneficiary. A general partner in the limited partnership was elected to the board of directors of Local Financial Corporation in September 2001. The general partner's membership on the board of directors ended at the time of the acquisition by IBC.

Investment in Limited Liability Company

The Company's cost basis in the investment in limited liability company was $80,000 at December 31, 2004 and 2003. The investment in limited liability company is carried at fair value as determined annually by the members of the limited liability company. Unrealized gains and losses are recorded in the statements of operations as trading gains and losses. The Company owned a 4% interest in the limited liability company at December 31, 2004 and 2003. The Company is not the primary beneficiary.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment in Joint Venture

During 2003, the Company invested $35,000 in a 50% interest in a joint venture operating as American Horizon Insurance Agency. The Company accounts for the investment using the equity method of accounting. The equity method of accounting recognizes the Company's share of net income (loss) of the joint venture in the accompanying statements of operations in the caption "equity in operations of joint venture."

Equipment

Equipment is stated at cost less accumulated depreciation and depreciated over the estimated useful lives (three to five years) of the assets using the straight-line method. The accumulated depreciation of equipment was $9,393 and $186,058 at December 31, 2004 and 2003, respectively.

Income Taxes

The Company is included in IBC's consolidated income tax returns. The tax allocation agreement with IBC requires the Company to provide income taxes as if the Company filed separate income tax returns. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As a result of the tax allocation agreement, the Company owed IBC approximately $4,400 and $5,700 at December 31, 2004 and 2003. Such amounts are included in payable to affiliates in the accompanying statement of financial condition.

The Company's deferred tax asset, related to unrealized losses on investment in limited partnership, unrealized losses on investment in limited liability company, and tax depreciation in excess of book depreciation, approximated $36,000 and $45,000 at December 31, 2004 and 2003, respectively, and is recorded by IBC and not included in the Company's statement of financial condition.

Reclassifications

Reclassifications have been made to certain amounts reported in 2003 to conform to the 2004 presentation.

3 NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of 6⅔% of aggregate indebtedness or $50,000. At December 31, 2004, the aggregate indebtedness ratio was 0.15 to 1 on computed regulatory net capital of $671,745.

Part IIA of the Company's most recent report to the Securities and Exchange Commission is available for examination at the Company's office and the regional office of the Securities and Exchange Commission in Fort Worth, Texas.

4 SUBORDINATED LIABILITIES

The Company incurred no liabilities subordinated to claims of general creditors as of and for the years ended December 31, 2004 and 2003.

5 RULE 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determining Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

6 RELATED PARTY TRANSACTIONS

The Company maintains certain accounts, which are included in cash and cash equivalents on the statement of financial condition, at IBC Bank. Management believes the terms for these accounts approximate the terms the Company could expect from an unrelated party.

7 CONCENTRATIONS OF CREDIT RISK

During the ordinary course of business, the Company maintains cash and cash equivalents in IBC Bank in excess of the $100,000 limit insured by the Federal Deposit Insurance Corporation. Management believes the risk of loss associated with these deposits is minimal.

8 COMMITMENTS AND CONTINGENT LIABILITIES

In 1999, the Company entered into a subscription agreement to purchase an interest in a limited partnership. The subscription commitment under the agreement totaled $300,000. The Company had approximately $37,000 outstanding under the commitment at December 31, 2004 and 2003.

In 2001, the Company entered into a subscription agreement to purchase an interest in a limited liability company. The subscription commitment under the agreement totaled $100,000. The Company had approximately $20,000 outstanding under the commitment at December 31, 2004 and 2003.

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses.